GRASIM

ADITYA BIRLA GROUP

04 JAN 23 AM 7:21

82-3322

04012402

By Air Mail

SUPPL

November 28, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Re.: **Re-appointment of Whole Time Director**

This is to inform you that Shri Shailendra K. Jain has been reappointed as the Whole Time Director of the Company for a period of 3 years w.e.f. 1st December 2003.

Thanking you,

Yours faithfully,

AK Malu

Ashok Malu
Company Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

dlw 1/28

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

PERFORMANCE UPDATE

For the half year ended 30th September, 2003



GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2003

Rs. in Crores

	Three Months Ended 30th Sept. 2003	Three Months Ended 30th Sept. 2002	Six Months Ended 30th Sept. 2003	Six Months Ended 30th Sept. 2002	Year Ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**1,177.23**	**1,112.85**	**2,351.90**	**2,248.36**	**4,626.29**
Other Income	66.54	36.61	87.60	45.88	115.84
Total Expenditure					
- Decrease / (Increase) in Stock	(32.16)	(1.48)	15.12	64.71	16.70
- Raw Material Consumed	322.82	279.79	596.87	529.52	1,175.91
- Purchases of Finished Goods	14.35	2.11	26.87	6.53	17.62
- Payment to & Provision for Employees	85.06	78.75	165.58	153.93	326.32
- Power & Fuel	220.74	209.88	422.44	411.65	855.53
- Freight , Handling & Other expenses	120.91	118.80	246.86	256.23	508.68
- Other Expenditure	174.91	174.91	339.34	330.24	699.70
Total Expenditure	**906.63**	**862.76**	**1,813.08**	**1,752.81**	**3,600.46**
Interest	40.31	43.16	79.39	87.34	168.41
Gross Profit	**296.83**	**243.54**	**547.03**	**454.09**	**973.26**
Depreciation	68.39	62.77	135.40	125.19	254.14
Profit before Exceptional Items and Tax	**228.44**	**180.77**	**411.63**	**328.90**	**719.12**
Tax Provision of earlier years written back	—	—	—	—	40.00
Profit on Sale of Shares in Indo-Gulf Fertilizers Ltd.	28.89	—	28.89	—	—
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.	—	—	—	—	(208.62)
Employees separation cost	(1.35)	(1.60)	(4.05)	(3.26)	(5.92)
Profit before Tax Expense	**255.98**	**179.17**	**436.47**	**325.64**	**544.58**
Provision for Current Tax	(51.00)	(45.00)	(99.00)	(79.00)	(192.00)
(Deferred Tax) / Deferred Tax write-back	(2.00)	(5.50)	(4.00)	(12.50)	15.00
Net Profit	**202.98**	**128.67**	**333.47**	**234.14**	**367.58**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,879.35
Basic & Diluted EPS for the period (Rupees)	**22.14**	**14.03**	**36.37**	**25.54**	**40.09**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			**72954098**	**72954440**	**72954440**
- Percentage of Shareholding			**79.58%**	**79.58%**	**79.58%**

Notes:

1. As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) into a Separate Company (Cemco), the Company proposes to acquire 8.5% equity stake in Cemco from L&T and to make an open offer for purchase of an additional 30% of the equity of Cemco. Post demerger, the Company also proposes to sell its entire holding in L&T to L&T Employees Welfare Foundation.

   The completion of the demerger process and consequential acquisition/sale of shares is subject to various statutory and regulatory approvals.

Contd. on page no. 3

Contd. from page no. 2

2. Segments Reporting: Rs. in Crores

	Three Months Ended 30th Sept. 2003	Three Months Ended 30th Sept. 2002	Six Months Ended 30th Sept. 2003	Six Months Ended 30th Sept. 2002	Year Ended 31st March 2003 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	396.81	414.23	789.31	833.25	1,643.66
b Cement	545.93	511.55	1,118.02	1,054.43	2,187.30
c Sponge Iron	122.89	90.71	248.72	178.45	405.97
d Chemicals	78.00	66.06	131.88	118.72	256.71
e Textiles	67.26	57.60	119.33	111.52	231.06
f Others	0.00	0.69	0.01	3.34	5.73
TOTAL	1,210.89	1,140.84	2,407.27	2,299.71	4,730.43
(Less) : Inter Segment Revenue	(33.66)	(27.99)	(55.37)	(51.35)	(104.14)
Net Sales / Income from Operations	**1,177.23**	**1,112.85**	**2,351.90**	**2,248.36**	**4,626.29**
2. SEGMENT RESULTS					
a Fibre & Pulp	138.70	145.69	235.38	269.88	543.81
b Cement	35.15	25.47	103.77	87.29	222.02
c Sponge Iron	32.01	13.07	71.63	24.47	66.56
d Chemicals	16.55	17.55	23.95	21.87	38.38
e Textiles	0.36	(4.66)	(0.55)	(13.20)	(22.12)
f Others	(0.13)	(2.54)	(0.14)	(3.95)	(4.08)
TOTAL	222.64	194.58	434.04	386.36	844.57
Add/(Less) : **Interest**	**(40.31)**	**(43.16)**	**(79.39)**	**(87.34)**	**(168.41)**
Net Unallocable Income/(Expenditure)	46.11	29.35	56.98	29.88	42.96
Profit before Exceptional Items and Tax Expense	**228.44**	**180.77**	**411.63**	**328.90**	**719.12**
Tax Provision of earlier years written back	—	—	—	—	40.00
Profit on Sale of Shares in Indo-Gulf Fertilizers Ltd.	28.89	—	28.89	—	—
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.	—	—	—	—	(208.62)
Employees separation cost	(1.35)	(1.60)	(4.05)	(3.26)	(5.92)
Profit Before Tax Expenses	**255.98**	**179.17**	**436.47**	**325.64**	**544.58**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	823.35	789.76	823.35	789.76	850.57
b Cement	2,006.77	2,043.53	2,006.77	2,043.53	2,087.69
c Sponge Iron	451.36	515.59	451.36	515.59	497.76
d Chemicals	204.02	211.70	204.02	211.70	210.75
e Textiles	110.22	118.11	110.22	118.11	109.34
f Others	2.31	5.56	2.31	5.56	3.44
TOTAL	3,598.03	3,684.25	3,598.03	3,684.25	3,759.55
g Unallocated Corporate Capital Employed	2,508.39	1,784.07	2,508.39	1,784.07	1,919.33
TOTAL CAPITAL EMPLOYED	**6,106.42**	**5,468.32**	**6,106.42**	**5,468.32**	**5,678.88**

3. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	-	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	-	Caustic Soda & Allied Chemicals
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Textiles	-	Fabrics & Yarn

4. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	Q2-FY2004	Q2-FY2003	H1-FY2004	H1-FY2003	FY2003
Fibre & Pulp	0.84	0.52	2.48	1.49	3.58
Chemical	0.38	—	1.10	0.39	1.16
Cement	0.04	0.17	0.24	0.28	0.73
Textiles	0.09	0.91	0.12	1.10	0.45

5. Previous period's figures have been regrouped/rearranged wherever necessary to conform to this period's classification.
6. During the quarter, total eight investor complaints were received, which were promptly attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.
7. The above results have been reviewed by the Audit Committee, and have been taken on record at the meeting of the Board of Directors held on 23rd October, 2003.
8. The Limited Review, as required under clause 41 of listing agreement, has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors
Shailendra K. Jain
Whole-time Director

Place : Mumbai
Date : 23rd October, 2003

GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda (M.P.)
www.grasim.com or www. adityabirla.com
An Aditya Birla Group Company

Mumbai, October 23, 2003

Dear Shareholders,

It gives me pleasure to share with you the half yearly performance of your Company and also brief you on the outlook for the various businesses of your Company. Your Company's performance has been excellent, achieving the highest ever Operating Profit and Net Profit (after Exceptional Items) for H1FY04.

Key business and financial restructuring initiatives undertaken over the last 5 years, productivity gains in core businesses, Cement and VSF and operating performance of Sponge Iron have driven this commendable performance.

Over the last five years, Grasim has emerged as a much stronger Company. Its debt/equity ratio has improved from 0.93 in FY99 to 0.55 in H1FY04. The average interest rate has come down from 13.2% in FY99 to 7.8% in H1FY04. The interest cover improved from 2.3 x to 5.6 x in FY03 and 6.6 x in H1FY04. EPS rose from Rs.20 per share to Rs.59 per share in FY03 and Rs.68 per share (annualized) in H1FY04. The book value per share soared from Rs.282 to Rs.392 in FY03.

Grasim to acquire Management Control in CemCo, the de-merged Cement Business of Larsen & Toubro Limited (L&T)

Apart from strong current operations, the Company has made significant progress on yet another important strategic initiative. As informed earlier, your Company had sent a proposal to L&T to acquire control over its de-merged cement business, which has been approved by the Board of Directors of both the companies. It entails that Cement Business of L&T be first de-merged into a separate company (CemCo) in which L&T will retain 20% of the equity, the balance 80% will be distributed to the existing shareholders of L&T proportionately. Consequently Grasim will have a 12.6% holding in CemCo and will retain its 15.7% holding in the remaining business of L&T. Grasim has agreed to buy an additional 8.5% shares of CemCo from L&T @ Rs.342.60 per share and concurrently Grasim will divest 14.95% of its holding in L&T @ Rs.240 per share to L&T Employee Welfare Foundation. Subsequently, Grasim will make an Open Offer for 30% of the equity of CemCo at Rs.342.60 per share to acquire management control. Both these prices are after reorganizing the equity capital of CemCo and L&T and are at par with originally communicated price of Rs.171.30 per share for CemCo and Rs.120 per share for L&T.

The investment in CemCo is planned thru internal accruals. The transaction provides a controlling interest in an additional 16.5 Mn. MT of cement capacity. This will make Grasim and CemCo combine the largest cement producer in India and the 7th largest in the World. Apart from the significant long-term value, we expect each of the companies to gain Rs.50 crores per annum on account of the synergy gains in logistics, procurement and better economies of scale.

Financial Performance

Now, let me provide you with an overview of the financial performance for the half-year ended 30th September 2003.

(Rs. in Crores)

	H1FY04	H1FY03	% Change
Net Sales / Income from Operations *	2,351.9	2,248.4	5
Other Income	87.6	45.8	91
Operating Profit (PBIDT)	626.4	541.4	16
Interest and Finance Charges	79.4	87.3	(9)
Gross Profit (PBDT)	547.0	454.1	20
Depreciation	135.4	125.2	8
Profit before Exceptional Items and Tax	411.6	328.9	25
Total Tax Expenses	103.0	91.5	13
Profit after Tax but before Exceptional Items	308.6	237.4	30
Exceptional Items (Net)	24.8	(3.3)	
Net Profit	333.5	234.2	42
Basic and Diluted EPS for the period (Rupees)	36.4	25.5	42

* Net of inter & intra segment sales

Highlights

- Revenues from operations up by 5%, led by growth in Cement volumes, improved turnover of the Sponge Iron and Chemical business.
- Operating profits (PBIDT) have grown by 16% from Rs.541.4 Crores in H1FY03 to Rs.626.4 Crores in H1FY04 on the back of improved performance of Cement, Sponge Iron, Chemical Division and increase in Other Income.
- Interest and Finance Charges at Rs.79.4 Crores in H1FY04 are lower by 9% from Rs.87.3 Crores in H1FY03, reflecting the positive impact of falling interest rates on working capital borrowings and repayment of high cost debts.
- Depreciation charges have risen by 8% to Rs.135.4 Crores in H1FY04 mainly due to commissioning of Thermal power plants in Cement Business.
- Pre-tax profit, before Exceptional Items is higher from Rs.328.9 Crores to Rs.411.6 Crores.
- Current Tax provisions stand at Rs.99.0 Crores and an additional Rs.4.0 Crores has been provided towards Deferred Tax in H1FY04.
- Your Company has booked a profit of Rs.28.9 Crores on the divestment of its equity in Indo Gulf Fertilizers Ltd.
- Net Profit after Total Tax Expenses and Exceptional Items surged by 42% from Rs.234.2 Crores in H1FY03 to Rs.333.5 Crores.

Business Review and Outlook

Let me now move on to the operational performance of the key businesses of your Company.

The Viscose Staple Fibre (VSF) and the Cement businesses together accounted for a lion's share of revenues and profits, collectively yielding 79% of net revenues and over 70% of operating profits during H1FY04.

VISCOSE STAPLE FIBRE (VSF)

	H1FY04	H1FY03	% Change
Installed Capacity (TPA)	220,775	220,775	—
Production (Tonnes)	98,394	105,902	(7)
Sales Volume (Tonnes)	102,575	116,643	(12)
Net Divisional Turnover (Rs. Crores)	789	833	(5)
VSF Realisation (Rs./Tonne)	72,135	67,009	8
Operating Margins (%) **	33	35	

** *On Net Turnover (before Employee Separation Costs)*

Review of Operations

The period under review was a challenging one for the VSF business, both in terms of operations and market conditions. While operations had to be curtailed due to water shortage, lower demand from yarn manufacturers too impacted the sales volume. Viewed against this backdrop, the VSF business performance has been satisfactory.

Plant operations impacted by water scarcity

As you are aware, the country saw one of the worst ever shortages in rainfall in FY03. As a result, water storage in the captive reservoirs at Nagda as well as the availability of water at Harihar was substantially reduced. These forced your Company to close its plants at Nagda and Harihar for 50 days and 44 days respectively during the current fiscal. However, anticipating the water problem, your company operated its plants at more than rated capacity in the earlier part of the year and built up reserves of VSF to meet its customers' demand.

To ensure a long-term solution to the water problem, your Company has increased the height of its captive reservoirs at Nagda. This will increase the storage capacity to an equivalent of 45 days of operations. The Company is also constructing a storage facility at Harihar to ensure continuous run of plants during intermittent lean flow periods. This will become operational post August 2004 only.

Sales Volume dipped by 12%

Your Company has witnessed a 12% decline in sales volumes from 116,643 Tonnes in H1FY03 to 102,575 Tonnes in H1FY04. The transporters' strike as well as closure of textile hubs as a protest against the levy of Excise Duty on Grey Fabric during April and the extended shutdown of the plant in June due to the water shortage led to this fall in volumes. The weak demand from yarn exporters who in turn are facing sluggish market conditions in their export destinations, particularly the European Union, compounded the situation.

Margins declined from 35% in H1FY03 to 33% in H1FY04

In line with the prices of competing fibres, the average realisation improved by 8% from Rs.67,009 per tonne in H1FY03 to Rs.72,135 per tonne in H1FY04. This was, however, neutralised by lower production volumes. Moreover, the increase in prices of key raw materials, viz., Pulp (12%), Caustic Soda (11%) and Sulphur (74%) also impacted costs. The margins thus declined to 33% during the period under review as against 35% in the corresponding period.

Sector Outlook

Going forward, your Company expects that while the demand for VSF in the domestic market shall remain stable, the deemed export demand is expected to improve on the back of lower global cotton crop. Margins

are expected to remain under strain on account of pressures on VSF realisation globally as well as increasing trends of main input prices.

Outlook for Grasim's VSF Business

Your Company continues to be market leader in this sector. It already has a well-crafted strategy in place which focuses on continuous promotion of deemed / direct exports on the one hand and the expansion of domestic markets on the other, through enlargement of product applications and new product developments.

The Company continues with its efforts of positioning VSF at the premium end of the fibre market as "Fibre for Feel, Fashion and Comfort" and by forming strategic alliances with end-product manufacturers to facilitate new applications. Alongside, strengthening the brand equity of "Birla Viscose" amongst user segments by leveraging its superior quality, wide range, excellent support services and logistic strengths, is ongoing.

Simultaneously, your Company is also focusing on developing fibre variants, both for the low and high end of the markets while continuing its thrust on promotion of specialty fibres such as spun dyed, micro and macro denier, which would not only add volumes but enhance profitability as well. The emphasis on efficiency improvement and cost reduction in all areas remains at the fore.

CHEMICALS

	H1FY04	H1FY03	% Change
Installed Capacity – Caustic (TPA)	190,800	160,600	19
Production – Caustic (Tonnes)	69,665	70,270	(1)
Sales Volumes – Caustic (Tonnes)	69,916	69,625	—
Net Divisional Turnover (Rs.Crores)	131	118	11
Average Realisation – ECU (Rs./Tonne)	16,127	14,114	14
Operating Margins (%) **	25	25	

** *On Net Turnover (before Employee Separation Costs)*

Review of Operations

Despite lower output due to the production loss on account of water scarcity, the performance of your Company's Chemical business has been satisfactory.

Production & Sales volume levels remained flat. Capacity utilization stood at 73% in H1FY04 on enhanced capacity as against 88% in H1FY03. The ECU realisation has improved by 14% consequent to better realisations of caustic soda and chlorine, emanating from higher demand from end use product manufacturers. Regardless of higher ECU realisations, operating margins remained flat due to the rise in the power cost vis-à-vis H1FY03.

The performance of the value added products, Stable Bleaching Powder and Poly Aluminium Chloride has been encouraging.

Sector Outlook

Even though the sector outlook is challenging given the overcapacity in the Industry, the demand for Caustic Soda is expected to grow in line with the growth in the end user segments. The prices of Caustic Soda will continue to be stable though that of Chlorine and HCL will be under pressure.

Outlook for Grasim's Chemical Business

Your Company will focus on optimum utilization of the plant capacity through asset sweating. To improve the overall margins, your Company will pay particular attention to the development of ancillaries, which could add value to by-products. Concentrated efforts to enhance volumes thru the export of Chlorine, SBP and PAC and cost optimization measures will help improve performance.

	H1FY04	H1FY03	% Change
Grey Cement			
Installed Capacity (Mn. MT)	12.92	11.37	14
Production (Mn. MT)	5.73	5.40	6
Sales Volumes (Mn. MT)	5.78	5.45	6
Net Turnover (Rs. Crs.)	1,029	970	6
Average Realisation (Rs./Tonne)	1,653	1,697	(3)
White Cement			
Installed Capacity (TPA)	400,000*	400,000	—
Production (Tonnes)	136,523	136,753	—
Sales Volumes (Tonnes)	141,627	135,846	4
Net Turnover (Rs. Crs.)	86	81	6
Average Realisation (Rs./Tonne)	5,473	5,538	(1)
Net Divisional Turnover (Rs. Crs.)	**1,115**	**1,051**	**6**
Operating Margins (%) **	**16**	**15**	

*** On Net Turnover (before Employee Separation Costs)*

Review of Operations

The cement business has posted a satisfactory performance. Against the sector average of 4% growth, your Company's business recorded a volume growth of 6%. The realignment of markets has led to strong volume performances in the East (up 16%) and the South (up 10%). Sales volume declined in the West by 6% while it was maintained in the North. A continued thrust on blended cement has led to significant shift in product mix with share of blended cement increased from 32% to 46%.

Overall realisation was lower by 3% YoY, due to regional demand-supply imbalances. New capacities surfaced affecting the demand-supply balance stoking the heightened price competition.

Increased thru' put coupled with the rising share of blended cement, higher sales volumes, enhanced captive thermal power usage, reduction in power consumption and lower freight costs (despite an increase in the cost of petro-products) resulted in higher margins in spite of the fall in realisation. At your Company's Cement unit in South, a Thermal Power plant of 12.5 MW capacity was commissioned in July 03.

Your Company has established Birla Plus as its national brand. Your Company's national portfolio of brands currently encompasses Birla Plus (PPC), Birla Super (53 Grade), Birla Ready Mix and Birla White.

The Sales volume of Ready Mix Concrete (RMC) has risen from 2.65 lakh cubic meters in H1FY03 to 3.99 lakh cubic meters in the first half of the current financial year, reflecting a rise of 51%. As a result, turnover of RMC has increased from Rs.51 Crores in H1FY03 to Rs.75 Crores in H1FY04. The RMC business will be a segment to vouch for in future. Your Company is planning to grow in this segment thru a combination of setting up its own RMC plants and thru the franchise route.

White Cement operations achieved a sales growth of 4% against the industry average of 2%, further consolidating our market leadership. Your Company's strategy has been to launch new applications / products to increase its bundle of solutions for architectural finishes in the market. The use of alternative fuel has resulted in considerable reduction in energy cost.

Sector Outlook

The Cement industry is likely to grow at about 8% annually, in the medium term. The high GDP growth forecast of 6 to 6.5% augurs well for the construction sector which accounts for 55-60% of the total cement consumption. The good monsoon across all regions is expected to help in rural demand growth.

The growth in domestic demand has been supplemented by the export of clinker/cement. This has improved the Sector's capacity utilisation and spreading fixed costs over a larger volume.

Outlook for Grasim's Cement Business

The prospects of recovery in prices together with changing product / market mix should help in improving the realisation. Grasim will continue to focus on enhancing capital productivity thru increased output from existing product lines. Cost reduction will be at the fore with increased captive power share, higher manpower productivity, enhanced process efficiency and new initiatives in logistic management.

SPONGE IRON

	H1FY04	H1FY03	% Change
Installed Capacity (TPA)	900,000	900,000	—
Production (Tonnes)	302,887	300,271	1
Sales Volumes (Tonnes)	300,208	287,730	4
Net Divisional Turnover (Rs. Crores)	249	178	39
Average Realisation (Rs./Tonne)	8,042	5,995	34
Operating Margins (%) **	36	24	

** *On Net Turnover (before Employee Separation Costs)*

Review of Operations

It was an excellent half-year for the sponge iron business, which benefited from firm global scrap prices and revival of the global steel sector.

The Net Divisional Turnover was up 39% driven mostly by higher realisation. Operating margins grew from 24% in H1FY03 to 36% in H1FY04. The gain would have been more but for higher costs due to higher pellet prices, change in raw material mix and increased use of Naptha.

Sector Outlook

The short-term outlook for the Sponge Iron industry remains positive. With demand for steel flourishing, firm finished steel prices and global scrap prices likely to stabilize at current levels, the prices of sponge iron are expected to remain firm.

The long-term prospects of the industry in India would, however, depend on power sector reforms, as these decide the long-term viability of steel making through the Electric Arc Furnace and Induction Furnace routes.

Outlook for Grasim's Sponge Iron Business

While your Company will continue its endeavors towards further asset sweating to remain competitive, long-term performance will depend on availability of Natural Gas and its pricing.

TEXTILES

	H1FY04	H1FY03	% Change
Fabric			
Production (Lac Meters)	74	55	33
Sales Volumes (Lac Meters)	78	64	21
Net Turnover (Rs. Crs.)	77	65	18
Average Realisation (Rs./Meter)	100	102	(2)
Yarn (Excluding Captive Turnover)			
Production (Tonnes)	3,386	3,802	(11)
Sales Volumes (Tonnes)	2,163	2,960	(27)
Net Turnover (Rs. Crs.)	36	42	(14)
Average Realisation (Rs./Kg.)	117	117	—
Net Divisional Turnover (Rs. Crs.)	**113**	**107**	**6**
Operating Margins (%) **	**6**	**(6)**	

** *On Net Turnover (before Employee Separation Costs)*

Review of Operations

The Textile business turned around consequent to restructuring efforts and the revival in textile sector. Fabric sales rose by 21% from 64 lac meters in H1FY03 to 78 lac meters in H1FY04. Your Company's main focus will be on re-orientation of product mix with a repositioning of brands.

Increased volumes, stringent cost cutting efforts and integrated textile operations under one roof has led to positive operating margins.

Sector Outlook

There are signs of improvement in demand, with resurgence of the economy. However, prices will remain under pressure due to intense competition. The profitability of manufacturers will thus be governed by their ability to grow volumes and cut costs. With the quota free regime under WTO around the corner, the opportunity for India, for exports is significant for players who have quality and customer service as their strength.

Outlook for Grasim's Textile Business

With integrated textile operations at one place in Bhiwani, providing cost efficient manufacturing infrastructure, your Company is hopeful of maintaining its current positive contribution from the textile business.

Summary

In sum, in line with the surge in the domestic economic activities, your Company's key businesses reflect a consistently strong performance.

The VSF and Cement businesses will remain the key growth drivers, going forward. In all of our operations, we will continue to focus on improving asset utilization, market expansion as well as higher margins. Strengthening of internal efficiencies and cost control measures will continue. Even as the prospects for the full year appear bright, we will unrelentingly pursue our goal of delivering superior shareholder value.

As always, we look forward to your valued support. Before I end this update, I wish you and your family a prosperous New Year ahead.

With best regards,

Yours sincerely,



D D Rathi
Group Executive President & Chief Financial Officer

Corporate Office : 91, Sakhar Bhavan, 230, Nariman Point, Mumbai – 400 021.
Registered Office : Birlagram, Nagda – 456 331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibilities to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

To the Members,

Abstract of the terms of re-appointment of Shri Shailendra K. Jain, as the Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company, subject to the approval of the Company in General Meeting, has, pursuant to the provisions of the Sections 198, 269 and 387 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, re-appointed Shri Shailendra K. Jain, as the Whole Time Director of the Company for a period of 3 years with effect from 1st December, 2003. Shri Shailendra K. Jain will continue to mainly look after the affairs of Fibre & Pulp Divisions of the Company, as before as President and Business Head.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri Shailendra K. Jain, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st December, 2003 with liberty to either party to terminate the appointment on three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs.3,93,855 per month (Rupees Three lac ninety three thousand eight hundred fifty five per month) with such annual increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs.5,00,000 (Rupees Five lacs only) per month as Basic Salary .

   (b) Special pay - Rs.2,99,245 per month (Rupees Two lac ninety nine thousand two hundred forty five per month) with such annual increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs.5,00,000 (Rupees Five lacs only) per month on this score. This Special pay will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

   (c) Compensatory Allowance – Rs.6,880 per month (Rupees Six thousand eight hundred eighty per month).

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.30,00,000 (Rupees Thirty lacs only) in a year on this score.

3. **Perquisites as under:**

   (a) The Company shall provide accommodation at market rent and the perquisities in respect of gas, electricity, water and furnishings and the expenditure incurred thereon by the Company shall be valued as per the applicable Income Tax Rules.

   (b) Reimbursement of Leave Travel Expenses for self and family (which shall include spouse, dependent children and parents) in accordance with the Rules of the Company.

(c) Reimbursement of medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family, at actuals.

(d) Club fees, subject to a maximum of two clubs.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity as per the Rules of the Company as applicable to Senior Executives.

(i) Car for use on Company's business and telephone at residence.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be within the limits prescribed from time to time under Sections 198, 309, 310 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to Shri Shailendra K. Jain subject to the approval of the Central Government, if required.

So long as Shri Shailendra K. Jain functions as the Whole-time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

Memorandum of concern or interest :

Except Shri Shailendra K. Jain, no other Director is interested in or concerned with the aforesaid re-appointment of the Whole Time Director.

By Order of the Board

AKMalu

Ashok Malu

Sr. Vice President & Company Secretary

Place : Mumbai

Date : 21st November, 2003

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

USEFUL INFORMATION FOR SHAREHOLDERS

1. a. Address for correspondences relating to queries on shares and debentures of the Company:

   Grasim has no external Registrar or Share Transfer Agent. All work relating to physical transfer, transmission, deletion, consolidation of share certificates, dematerialization and rematerialisation is being done In-house by the Share Department of the Company situated at the Registered Office of the Company. The Company has set its own direct connectivity with NSDL/ CDSL for doing the dematerialization and rematerialisation work In-house.

   b. Investor correspondences on all the matters relating to shares and debentures should be addressed to : -

   GRASIM INDUSTRIES LIMITED
   Share Department
   Birlagram, Nagda 456 331 (M.P)

   Telephone No.: 07366-246760-66 (Extn. No. 6373 or 6556)
   Fax No. 07366-244114 / 246024
   Email : shares@adityabirla.com

2. BENEFITS OF HOLDING SHARES IN DEMATERIALISED FORM

In the Depository System, the ownership and transfer of securities takes place by means of electronic book entries. This system rids the capital market of the dangers related to handling of paper.

The Depository System provides numerous benefits such as :

- **Elimination of bad deliveries**
- **Elimination of all risks associated with physical certificates**
- **No stamp duty**
- **Immediate transfer and registration of securities**
- **Faster settlement cycle**
- **Faster disbursement of non cash corporate benefits like rights, bonus, etc.**
- **Reduction in brokerage by many brokers for trading in dematerialised securities**
- **Reduction in handling of huge volumes of paper**
- **Periodic status reports for the DPs**
- **Elimination of problems related to change of address of investor, transmission etc.**
- **Ease in portfolio monitoring**
- **Freezing the depository accounts**

HOW TO GET THE PHYSICAL SHARES DEMATERIALISED

Dematerialisation is the process by which physical certificates of an investor are converted to an equivalent number of securities in electronic form and credited in the investor's account with his / her Depository Participant [DP]. In order to dematerialise certificates; an investor will have to first open an account with a DP and then request for the dematerialisation of certificates by filling up a Dematerialisation Request Form [DRF], which is available with the DP and submitting the same along with the physical certificates. The investor has to ensure that before the certificates are handed over to the DP for demat, they are defaced by marking **'Surrendered for Dematerialisation'** on the face of the certificates.

Shares are Dematerialised by the Company within 7 days of the receipt of the DRN and the physical shares from the DP, if the same are found in order.

3. Share Transfer System and the Scheme of Transfer-cum-Demat :

Share Transfers received by the Company are registered within 10-15 days from the date of receipt, provided the documents are completed and found in order. Intimation in the form of an "Option Letter" is sent to the Transferee upon completion of the process of registration of transfer of physical shares. This facility is only available to a Transferee who has lodged upto 500 physical shares per case for transfer. As such, the Transferee who wishes to exercise the option of direct dematerialization of shares without taking the physical delivery can send the Demat Request Form as well as the Option Letter, duly signed and authenticated by his Depository Participant, simultaneously generating the electronic demat request within 30 days of the date of the Option Letter. If the above procedure is not followed within the prescribed time, the Company will dispatch the physical share certificate(s).

4. Electronic Clearing Services (ECS) for Payment of Dividend :

ECS facility has been made available to the Shareholders at the following Centres: -

1.	New Delhi	6.	Bangalore
2.	Mumbai	7.	Chandigarh
3.	Chennai	8.	Hyderabad
4.	Kolkata	9.	Jaipur
5.	Ahmedabad	10.	Nagpur

To avoid any risk of loss and/ or interception of dividend warrants in postal transit and/ or fraudulent encashment, the Shareholders residing at the aforesaid cities are requested to avail of the ECS facilities whereby the dividend is directly credited in electronic form to their respective bank accounts. ECS facility also ensures faster credit of dividend. **For the sake of convenience an ECS Application Form is enclosed herewith.**

Shareholders residing in other cities are requested to intimate the Company under the signature of the Sole/ First Joint holder, the following information, so that the Bank Account and Name and Address of the Bank can be printed on the Dividend Warrant: -

(A) Name of Sole/ First Joint holder and Folio No.

(B) Particulars of Bank Account, viz.

i) Name of the Bank

ii) Name of Branch

iii) Complete Address of the Bank with Pin code Number

iv) Account Type, whether Savings (SB) or Current Account (CA)

v) Bank Account Number allotted by the Bank

5. Unclaimed Dividend :

a. The Company has transferred the unclaimed dividends upto the financial year 1994-95 to the General Revenue Account of the Central Government. Those Shareholders who have not encashed their dividend warrants for the period upto 1994-95 may claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, A Block, Jayendraganj, Gwalior 474 009 (M.P) by submitting an application in the prescribed form.

b. Pursuant to Section 205A and 205C of the Companies Act, 1956, dividends, that are unclaimed for a period of 7 years gets transferred to the Investor Education Protection Fund (IEPF) established by the Central Government. The Company has deposited the unclaimed dividend for the year ended 1995-96 to IEPF. No claim shall lie against the Fund or the Company in respect of the amount transferred.

c. Those who have still not encashed their dividend for the year 1996-97 onwards may please approach the Share Department of the Company and forward the original dividend warrants lying with them for revalidation.

* * * * *

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (3) wherever is applicable.)

For shares held in physical form

—— For Office Use Only ——
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

____

(Signature of First Holder)

Name of First Holder: